September 12, 2019

Michael D. Farkas
Chief Executive Officer
Blink Charging Co.
407 Lincoln Road, Suite 704
Miami Beach, Florida 33139-3024

       Re: Blink Charging Co.
           Registration Statement on Form S-3
           Filed August 30, 2019
           File No. 333-233580

Dear Mr. Farkas:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Eric Atallah at 202-551-3663 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Electronics and Machinery
cc:    Spencer G. Feldman, Esq.